EXHIBIT 99.4

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion in this Annual Report on Form 40-F of Glencairn Gold Corporation of our report dated March 31, 2007 relating to the consolidated financial statements, which appears in this Annual Report.

/s/ Price Waterhouse Coopers LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 31, 2007